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+1 212 450 4000 davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

July 21, 2021
Re:	Immatics N.V. Form 20-F for the Fiscal Year Ended December 31, 2020 Filed March 30, 2021 File No. 001-39363

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Vanessa Robertson

Dear Ms. Robertson:

On behalf of our client, Immatics N.V. (the “Company”), this letter sets forth the Company’s response to the comment provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F filed on March 30, 2021 contained in the Staff’s letter dated July 1, 2021. For the convenience of the Staff, the Staff’s comment is restated in italics prior to the Company’s response.

Form 20-F for the fiscal year ended December 31, 2020

Item 5. Operating and Financial Review and Prospects
Results of Operations
Research and Development Expenses, page 121

1.	Please provide us an analysis of external research and development expenses incurred for each year presented for ACT expenses and TCR Biospecifics separately. Please provide us with proposed disclosure to be included in future periodic reports which separately quantifies your research and development expense by project. If you do not track your research and development costs by project, disclose that fact as well as why you do not maintain and evaluate research and development costs by project.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it classifies external research and development expenses either as direct external research and development expenses or indirect external research and development expenses. Direct external research and development expenses are expenses that are allocated to a specific program and include, among others, external clinical and manufacturing expenses, laboratory material, and external consulting expenses. Indirect external research and development expenses are expenses that are not allocated to a specific program and include, among others, IP expenses, facility and depreciation as well as laboratory material used for general research and development purposes.

For the years ended December 31, 2020 and 2019, direct external research and development expenses were allocated to programs as follows:

Year ended December 31,
	2020	2019
(Euros in thousands)
Direct external research and development expenses by program

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Ms. Vanessa Robertson Division of Corporation Finance U.S. Securities and Exchange Commission

ACT Programs	€ 9,408	€ 7,681
TCR Bispecifics Programs	5,166	1,585
Other programs	2,892	2,115
Total direct external research and development expenses	€ 17,466	€ 11,381

The Company respectfully advises the Staff that it does not allocate indirect external research and development expenses by program. The Company’s research and development personnel work across programs. The Company’s intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. The Company’s programs use common research and development facility and laboratory equipment, and the Company also incurs other cost such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group. Because of the nature of these expenses, the Company does not allocate these expenses to programs. For the years ended December 31, 2020 and 2019, indirect external research and development expenses were incurred as follows:

	Year ended December 31,
	2020	2019
Indirect external research and development expenses
IP expenses	€ 9,294	€ 7,093
Facility and depreciation	5,385	4,120
Other indirect cost	2,494	2,424
Sub-total indirect external expenses	€ 17,173	€ 13,637
Total external research and development expenses	€ 34,639	€ 25,018

Further, the Company respectfully advises the Staff that, in addition to its existing tabular disclosure regarding research and development expenses and discussion of research and development expenses across periods, the Company intends to include the following disclosure in its future periodic reports:

[Year][X-months] ended [XXXX],
	2021	2020
(Euros in thousands)
Direct external research and development expenses by program
ACT Programs	€ [____]	€ [____]
TCR Bispecifics Programs	[____]	[____]
Other programs	[____]	[____]
Sub-total direct external expenses	€ [____]	€ [____]

Indirect research and development expenses
Personnel related (excluding stock-based compensation)	€ [____]	€ [____]
Stock-based compensation	[____]	[____]
IP expenses	[____]	[____]
Facility and depreciation	[____]	[____]
Other indirect cost	[____]	[____]
Sub-total indirect expenses	€ [____]	€ [____]
Total research and development expenses	€ [____]	€ [____]

Direct external research and development expenses for our ACT programs [increased][decreased] from €[____] for the [year][X-months] ended [XXXX] to €[____] for the [year][X-months] ended [XXXX]. This [increase][decrease] resulted from [____]. Direct external research and development expenses for our TCR Bispecifics programs [increased][decreased] from €[____] for the [year][X-

July 21, 2021	2

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Ms. Vanessa Robertson Division of Corporation Finance U.S. Securities and Exchange Commission

months] ended [XXXX] to €[____] for the [year][X-months] ended [XXXX]. This [increase][decrease] resulted from [____]. Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements [increased][decreased] from €[____] for the [year][X-months] ended [XXXX] to €[____] for the [year][X-months] ended [XXXX]. This [increase][decrease] resulted from [____].

We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs, our intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs, our programs use common research and development facility and laboratory equipment, and we also incur other cost such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.

Personnel-related expenses [increased][decreased] from €[____] for the [year][X-months] ended [XXXX] to €[____] for the [year][X-months] ended [XXXX]. This [increase][decrease] resulted from [____]. Stock-based compensation expenses [increased][decreased] from €[____] for the [year][X-months] ended [XXXX] to €[____] for the [year][X-months] ended [XXXX]. This [increase][decrease] resulted from [____]. IP expenses [increased][decreased] from €[____] for the [year][X-months] ended [XXXX] to €[____] for the [year][X-months] ended [XXXX]. This [increase][decrease] resulted from [____]. Facility and depreciation expenses [increased][decreased] from €[____] for the [year][X-months] ended [XXXX] to €[____] for the [year][X-months] ended [XXXX]. This [increase][decrease] resulted from [____]. Other indirect expenses [increased][decreased] from €[____] for the [year][X-months] ended [XXXX] to €[____] for the [year][X-months] ended [XXXX]. This [increase][decrease] resulted from [____].

* * *

Please do not hesitate to contact me at (212) 450-4839 or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Yasin Keshvargar

Yasin Keshvargar

cc:	Harpreet Singh, Chief Executive Officer

Arnd Christ, Chief Financial Officer

Edward Sturchio, General Counsel

Immatics N.V.

July 21, 2021	3